CoCo Noir Wine Shop & Bar

Food Alcohol Retail Food Tech Social Impact

Bringing culture and community to the wine industry!

COCONOIRWINE.COM OAKLAND CALIFORNIA





We choose our business model because we noticed a lack of diversity in the wine industry in finding wines produced by women and people of color. We both came up with a solution to open a brick and mortar establishment that operates as a wine shop and eatery that will sell wines and tapas dishes by women and minority winemakers and chefs.

Alicia Kidd Co-Founder @ CoCo Noir Wine Shop & Bar

Why you may want to support us...

1. Sell wine and small bits by women and minority winemakers.
2. The first business venture to offer tech and retail business model for wine consumers
3. Our business is part of the new economy, in that we operate in an equitable and sustainable manner.
4. The women of color wine shop and eatery located in Oakland CA Black Business & Art's District.

Why investors ❤ us

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Alicia Kidd

Co-Founder

My most impressive accomplishment is being an advocate for diversity and inclusion in the wine and hospitality industry. This passion has led me to my current business that offers diversity in wine on the side of supply chain and logistics.



Mari Kemp

Co-Founder

Consistently striving to make an impact in all I do has enabled me to successfully build diverse organizations as an executive in the tech space. I've also made impact as a real estate investor creating job and building underserved neighborhoods.

In the news

coconoir.com

August 6, 2020 @ coconoir.com

Downloads

- Coco Noir Wine Shop and Bar Business Plan v2 2020.pdf
- COCO NOIR Wine Shop Bar Pitch Deck v2.pptx
- Wefunder Revenue Share Calculator Coco Noir Wine Shop and Bar 107K Raise.pdf
- CoCo Noir Wine Shop and Bar Commerical Space Brochure.pdf

CoCo Noir Wine Shop and Bar



CoCo Noir Wine Shop & online store is a woman and minority-owned urban wine shop located in downtown Oakland California right in the Black Arts and Business District. We bring culture, life, and global experience to amazing wines, foods, and art. We are committed to always providing and sourcing the best wines produced by Women and Minority winemakers of color.

We pride ourselves on providing wine lovers an enthralling world of diverse wines fundamentally to enhance one's life enjoyment. We know wine can influence the way in which people experience their days and evenings, the way friends meet, the way families share, and the way people celebrate! CoCo Noir takes you on a delectable journey of discovery and desire that will elevate wine to an experience that can be enjoyed every day.

CoCo Noir offers a large selection of high-quality wines from around the world that are hand selected by the founders, curated specifically to our customer's needs. We view the customers' shopping and tasting experiences as paramount. Our shop and online business are built to reflect the expectations of our clientele.

Our grand opening for our wine shop and eatery is in the 1st quarter of 2021 - January or February 2021.

Investor Q&A

— COLLAPSE ALL

What does your company do?

Our company operates as an on-premise wine retail store, eatery, and event space for women winemakers and winemakers of color.

Where will your company be in 5 years?

Our 5-year vision is to adopt a franchise model that will have several locations in culturally diverse communities throughout the United States. Also, we want to be the industry leader in offering wine and tapas dishes produced by women and minority winemakers and chefs. Finally, we aim to be the leader in wine technology that connects women winemakers and winemakers of color to a global audience to sell their wine and grow their brand.

Why did you choose this idea?

We choose our business model because we noticed a lack of diversity in the wine industry in finding wines produced by women and people of color. We both came up with a solution to open a brick and mortar establishment that operates as a wine shop and eatery that will sell wines and tapas dishes by women and minority winemakers and chefs.

How far along are you? What's your biggest obstacle?

Our business is still in a start-up phase. Our biggest obstacle is that we need capital to have a successful launch.

Who competes with you? What do you understand that they don't?

Our competition is local wine shops, night clubs, restaurants, local retail stores, and local art galleries

How will you make money?

Our business primary revenue will come from wine sales and food sales that will take place in our store and online.

Our secondary source of revenue will be wine club sales, private events such as virtual and in-personal wine tastings, and merchandise sales.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risk to our business model is a reduction in in-person customer sales and reduce staffing. To mitigate the risk, especially during Covid-19, we will pivot to online wine sales, online paid virtual wine events, and adhere to social distancing practices in our retail location.